April 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Hypha Labs, Inc. (the “Company”)
Withdrawal of Offering Statement on Form 1-A, filed April 17, 2025 File No. 024-12603

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby respectfully requests the withdrawal of the above-referenced Offering Statement, together with all exhibits thereto (collectively, the “April Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on April 17, 2025.

The Company is requesting to withdraw the April Offering Statement as it was filed under the incorrect file number due to an administrative error. The Company intends to refile the April Offering Statement as an amendment on Form 1-A/A to the Offering Statement on Form 1-A (File No. 024-12579), which was originally filed with the Commission on February 24, 2025.

The April Offering Statement has not been qualified by the Commission and no offering or sale of the securities that are the subject of the April Offering Statement were made. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the April Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel, Sarah Hewitt, of Fox Rothschild LLP at (212) 878-1435.

Sincerely,

/s/ A. Stone Douglass
A. Stone Douglass
Chief Executive Officer

cc:	Alison Newman, Esq.
Sarah Hewitt, Esq.